SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                   16 May 2003


                              LLOYDS TSB GROUP plc
                 (Translation of registrant's name into English)


                                71 Lombard Street
                                 London EC3P 3BS
                                 United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 16 May 2003
              re: Disposal





65/03                                                               16 May 2003


LLOYDS TSB ANNOUNCES SALE OF FRENCH FUND MANAGEMENT AND PRIVATE BANKING BUSINESS

Lloyds TSB has agreed the sale of its French fund management and private banking businesses, including its subsidiaries, Lloyds Bank S.A., Chaillot Assurances SA and Capucines Investissements SA, to UBS (France) SA. The net asset value of the businesses sold is approximately GBP 20 million and funds under management are approximately EUR 1 billion. The transfer is expected to be completed by 30 June 2003, subject to approval by the French Regulatory Authorities.

Subject to completion by 30 June 2003, a net loss of approximately GBP 15 million will be included in the profit and loss account of Lloyds TSB Group for the half-year ending 30 June 2003.


                                    - ends -

For further information:-

Investor Relations
Michael Oliver                                   +44 (0) 20 7356 2167
Director of Investor Relations
E-mail: michael.oliver@ltsb-finance.co.uk

Ian Gordon                                       +44 (0) 20 7356 1264
Senior Manager, Investor Relations
E-mail: ian.gordon@ltsb-finance.co.uk

Media
Terrence Collis                                  +44 (0) 20 7626 1500
Director of Group Corporate Communications
E-mail: terrence.collis@lloydstsb.co.uk

Mary Walsh                                       +44 (0) 20 7626 1500
Head of Media Relations
E-mail: mary.walsh@lloydstsb.co.uk




FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation or regulatory actions, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F of Lloyds TSB Group filed with the US Securities and Exchange Commission for a discussion of such factors.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date: 16 May 2003